January 18, 2011
1601 Market Street
Philadelphia, Pennsylvania	SUBMITTED VIA EDGAR
19103-2337
800 523.1988	Mr. Jim B. Rosenberg
215 564.6600	Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Radian Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2010 File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc. (the “Company”), I respectfully provide our responses to the comments in your letter dated December 16, 2010. For your convenience, the text of your comments is reproduced below, before each applicable response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

II. Risk in Force/Net Par Outstanding

A. Mortgage Insurance (Risk in Force/Net Par Outstanding), page 16

1.	Please revise your tabular disclosure of primary mortgage insurance risk in force by policy origination year, top ten states and top 15 MSAs to also disclose the associated reserve for losses that you have recorded for each data point.

Response:

Beginning with our Annual Report on Form 10-K for the Year Ended December 31, 2010 (the “2010 Form 10-K”) filing, we will disclose our reserve for losses associated with our primary insurance risk in force by policy origination year, top ten states and top 15 MSAs.

IV. Loss Management

A. Mortgage Insurance (Loss Management), page 40

2.	You disclose on page 41 that your loss management specialists focus on a number of loss mitigation activities after a claim is received and/or paid. Please revise your disclosure to state whether you have sought or are planning to seek recoveries from

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 2

the beneficiaries of your mortgage insurance policies, for previously paid claims. If so, please disclose in the notes to your financial statements how you are accounting for such recoveries, and tell us the applicable accounting literature upon which you relied.

Response:

Under the terms of our master insurance policy with our lending customers (the “Master Policy”), we may investigate (i) whether the loan qualified for insurance at the time the certificate of coverage was issued (which, if not the case, could result in a rescission of coverage), and (ii) whether the claimant has satisfied its obligation in meeting all conditions necessary to perfect the claim prior to payment (which, if not the case, could result in a claim denial).

These loss management efforts typically are conducted following receipt of a claim and prior to our decision to pay a claim to ensure that we are paying only valid claims in compliance with our Master Policy. Accordingly, in future filings, beginning with our 2010 Form 10-K, we will revise our disclosure to state that although we could seek post-claim recoveries from the beneficiaries of our policies if we later determine that a claim was not valid, because our loss mitigation process is designed to ensure compliance with our policies prior to payment of claim, we have not sought, nor do we currently expect to seek, recoveries from the beneficiaries of our mortgage insurance policies once a claim payment has been made.

Separately, in connection with the payment of a claim, we often acquire rights from our lender customers that allow us to pursue recoveries from the individual borrowers of the defaulted loans subsequent to claim payment. These recoveries typically are in the form of an unsecured note receivable from the borrower. The total amount of such receivables, net of an appropriate allowance for uncollectible amounts, has not been material (approximately $13.0 million and $7.6 million as of September 30, 2010 and December 31, 2009, respectively). To the extent these amounts in the future become material, we will revise our future disclosures to discuss post-claim recoveries from individual borrowers.

Item 7. Management’s Discussion and Analysis

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 107

3.	You disclose your net premiums earned in your mortgage insurance business were adversely affected in 2009 by $72.8 million as a result of a significant increase in

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 3

estimated premium refunds associated with your expectation of increased rescissions. Please disclose whether there are situations that result in premium refund other than when a policy is rescinded, and disclose the rights that the policyholder or beneficiary has to a premium refund in those situations. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults? Please disclose in the notes to your financial statements how you are accounting for such refunds, and tell us the applicable accounting literature upon which you relied.
Response: In future filings, beginning with our 2010 Form 10-K, we will disclose the following:

Under the terms of our Master Policy, our insured lenders or the parties they designate to service the loans we insure have the unilateral right to cancel our insurance coverage at any time for any loan that we insure. Upon cancellation of coverage, we may be, subject to the type of coverage, required to refund to the insured lender unearned premiums, if any.

Note that the refunds discussed above do not have any impact on our net premiums earned, as the cash payments are applied to reduce our unearned premium liability.

Unlike our unilateral right to rescind coverage as discussed in response to comment 2 above, our lender customers do not have the unilateral right to seek rescission of coverage and require a premium refund on insured loans.
Contractual Obligations and Commitments, page 139

4.	Please revise your contractual obligations table to address the estimated payment obligations related to your derivative liabilities, including your insured credit derivatives.

Response:

We will revise in future filings, beginning with our 2010 Form 10-K, our contractual obligations table to address the estimated payment obligations related to our derivative liabilities, including our insured credit derivatives.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 4

Critical Accounting Policies Reserve for Losses, page 150

5.	You disclose that recently, you have experienced a significant increase in your insurance rescissions and claim denials for various reasons, including underwriting negligence, fraudulent applications and appraisals, breach of representations and warrants, and inadequate documentation. Please address the following related to your rescission and claim denial activities and related reserve estimates:

	•	Tell us why it is appropriate under GAAP to reduce your loss reserves by estimating rescissions. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your disclosure to describe the methods you used to determine your estimate of rescissions.

Response:

We consider our estimate of insurance rescissions and claim denials at each reporting date in order to estimate the population of defaulted contracts in force for which reserves should be established. An increase in our estimate of rescissions and denials has the effect of reducing our estimated default to claim rate (i.e., the rate at which defaults move to paid claims), which in turn impacts our reserve estimate. Under GAAP, we follow the guidance in ASC 944-40, Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits, which requires a liability for unpaid claims and claim adjustment expenses to be established when an insured event occurs. With regard to our insured mortgage loans, we generally establish reserves for losses once we are notified that a borrower has missed two consecutive payments, as the mortgage default is considered to be the insured event.

At the time of this initial default, there is a great deal of uncertainty with regard to the amount of loss, if any, we will incur on each policy, and insurance rescissions and claim denials are contributing factors in determining the estimated claim payments that we will ultimately be required to make. ASC 944-40-30-1 specifically states that “the liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience.”

We have collected historical data on rescinded policies and claims denied in accordance with the terms of our Master Policy. We use this historical data to update our default to claim rate estimate. Since expected rescissions and denials reduce the number of defaulted contracts in force that are

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 5

expected to result in a paid claim, it ultimately results in lowering our default to claim rate and consequently our reserves. Our consideration of the impact of insurance rescissions and claim denials on our estimated default to claim rate, which is used to estimate our ultimate claim costs, is based on this historical experience, with consideration for current trends, and is therefore consistent with the GAAP guidance discussed above.

In addition, with regard to our disclosure of estimates of insurance rescissions and claim denials, we have significantly expanded the information provided for this component of our reserve estimate over the past two years, including disclosing the actual amount of rescissions and denials, the effect our estimate of rescissions and denials has had on our loss reserves, and the sensitivity of our reserves to changes in our overall default to claim rate (which includes our assumptions related to rescissions and denials). On page 151 of our Annual Report on Form 10-K for the Year Ended December 31, 2009 (the “2009 Form 10-K”), we state that “a key assumption affecting our reserving methodology is that future ultimate default to claim rates and severities will be consistent with our recent experience,” and we disclose a detailed table of our recent actual cumulative rescission and denial rates by quarter within both our Losses and LAE footnote to our financial statements and MD&A.

Beginning with our 2010 Form 10-K, we will revise our disclosures to more explicitly state that we utilize our most recent experience in developing our assumed default to claim rates, including the fact that, as it relates to our estimate of expected rescissions and denials, we generally incorporate into our reserve estimate the rescission and denial rates experienced over the past year, with consideration for differences in characteristics between those rescinded policies and denied claims and the remaining default inventory.

•	Disclose how, as an operational matter, the rescission works, including the contractual rights of the insured to appeal the rescission, the timing of the appeals process, the process and timing of reinstating rescinded policies, and at what point you deem a rescission is resolved.

Response:

When a claim is submitted to us for payment, we may investigate (i) whether the loan qualified for insurance at the time a certificate of coverage was issued and (ii) whether the claimant has satisfied its obligation in meeting all conditions necessary to perfect the claim prior to payment. Under the terms of the Master Policy, we have 60 days to pay the claim, subject to various conditions, such as the claimant providing additional items necessary for us to complete a review of the claim.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 6

If we determine that a loan did not qualify for insurance or that the claimed loss is not covered, as part of our internal procedures, we provide an “intent to rescind” letter that explains the basis of our decision and provides the insured with a period of up to 90 days to challenge or rebut our decision. We are not contractually obligated under the terms of our Master Policy to provide the insured with this opportunity to rebut our decision to rescind coverage. If a rebuttal is received and the claimant provides additional information supporting the continuation (i.e., non-rescission) of coverage, the claim is re-examined internally by a new group of individuals. After completion of these processes, if we determine that, despite any new information, the loan still does not qualify for coverage, the insurance certificate is rescinded (and the premium refunded), and we consider the rescission to be final and resolved. If the additional information supports the continuation of coverage, the claim is paid. Although we may make a final determination with respect to a rescission, it is possible that a challenge to our decision to rescind coverage may be made for a period of time after we have rescinded coverage. Under our Master Policy, any suit or action arising from any right of the insured under the policy must be commenced within two years after such right first arose and three years for certain other policies, including certain insurance pool policies. We will revise this disclosure in future filings, beginning with the 2010 Form 10-K, to disclose additional information regarding our rescission practices consistent with the discussion above.

•	Disclose, if true, it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.

Response:

We will disclose in future filings, beginning with the 2010 Form 10-K, that it is our legal right to unilaterally rescind coverage on our mortgage insurance policies, and the conditions that must be met in order for this right to be exercised, as discussed below.

Under the terms of our Master Policy, we may rescind coverage if we find that the insured or a designated servicer has failed to comply with the terms of our Master Policy. Typical events that may give rise to our right to rescind include the following: (i) a certificate of insurance issued under the Master Policy in reliance upon an application for insurance contains any material misstatement, misrepresentation or omission, whether intentional or otherwise, or was issued as a result of any act of fraud, subject to certain exceptions, or (ii) the insured or a designated servicer was negligent in the origination or servicing of a loan. We also have rights of rescission arising from a breach of the insured’s representations and warranties contained in a delegated underwriting endorsement to our

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 7

Master Policy (in which we commit to insure loans made by lenders using pre-established underwriting guidelines), and we may in certain circumstances seek rescission in certain structured transactions (in which we insure a group of loans), for breach of representations and warranties pertaining to the insured loans having been underwritten in accordance with the agreed underwriting guidelines, and in the absence of any fraud or misrepresentation.

• Disclose whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please quantify the amount for the periods presented.

Response:

Our reserve estimate does not currently include a specific assumption for reinstatement of previously rescinded policies. Based on how our rescission process works, as described in our response to the second bullet above, and the reasonable period of time we give the insured to rebut our decision before we consider a policy to be rescinded and removed from our default inventory, we do not currently expect a material amount of policies that were ultimately rescinded to be reinstated. During 2010, approximately $30 million, or less than 2%, of our gross $1.7 billion of claims paid were on policies where we had previously rescinded the policy in an earlier period. In comparison to our total reserve for losses at December 31, 2009, this amount represents less than 1% of our $3.5 billion reserve estimate. We therefore do not believe that this activity is material to our total claims paid or incurred losses for the year, or our current reserve estimate.

We do recognize that our initial decision to rescind certain policies may be overturned, primarily based on additional information provided by the insured during the rebuttal period (generally, up to 90 days – see response to bullet 2 above) and we consider this potential impact in developing our estimate for rescissions on our in-force default inventory. Until the notice period expires, we do not consider a policy to be rescinded and we continue to include these policies in our default inventory, even if an “intent to rescind” letter has been sent. Our assumption for projected insurance rescissions embedded in our estimated default to claim rate on our in-force default inventory does include an adjustment to our estimated rescission rate for such successful rebuttals, to account for the fact that a small number of policies, for which an initial “intent to rescind” letter has been sent to our lender-customers, are expected to remain in-force as a result of valid challenges by such policyholders. Our experience to date has been that typically less than 10% of such initial rescissions are ultimately overturned, and this experience is incorporated into our reserve estimates for our in-force default inventory.

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 8

We perform a continuous review of the level of reinstated rescissions and consider the impact of such activity, both prior and subsequent to our determination that a rescission is final, on our financial position and results of operations. We will continue to review our estimates each period and make future adjustments if our experience changes.

•	You disclose in Note 8 within your Form 10-Q for the quarterly period ended September 30, 2010 that you are currently in discussions with customers regarding a number of rescissions or denials that are collectively material in amount which, if not resolved, could result in arbitration or judicial proceedings. Please disclose the potential impact of these disagreements and any current and pending litigation regarding rescissions and claim denials on your liquidity and results of operations, and disclose how such disagreements and litigation affects your estimation process.

Response:

As previously disclosed in our filings with the SEC, we are a party to litigation relating to three pool policies with respect to loans originated by IndyMac (the “IndyMac Dispute”). We have settled two of the three policies that represented claim liabilities of approximately $48 million in the aggregate of approximately $77 million in total claim liability. We continue to have settlement discussions regarding the remaining pool policy that represents claim liabilities of approximately $29 million.

Except for the previously disclosed IndyMac Dispute, despite increased litigation in our industry related to rescissions and denials, we are not currently party to any material litigation regarding such matters. With respect to our on-going discussions with certain customers regarding rescissions and denials, these discussions primarily relate to loan rescissions that have been challenged (i.e., rebutted) by our customers through our rescission process (see our response to comment 5 above), and for which we have determined not to reinstate coverage (“non-overturned rebuttals”). In future filings, beginning with our 2010 Form 10-K, in order to provide a better understanding of the potential impact of customer challenges to our rescissions, we will supplement our existing disclosures regarding the total amount of first-lien claims submitted to us for payment that were rescinded or denied, by further disclosing the total potential claim amount of non-overturned rebuttals outstanding. We will clarify in our disclosures that while the total potential claim amount of non-overturned rebuttals outstanding represents all challenged rescissions for which coverage has not been reinstated, our on-going, active engagement with our lender customers typically involves a small number of these non-overturned rebuttals and that, absent litigation or other legal proceedings in which we are not successful, we do not expect that these discussions are likely to result in settlements that would materially impact our liquidity or results of operations. Further, in future filings, we will continue to disclose that although we believe that our rescissions and denials are valid under our

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 9

policies, if the rescissions or denials result in litigation or other legal proceedings in which we are not successful, we may need to reassume the risk on, and reestablish loss reserves for, those policies or pay additional claims, which could have a material adverse effect on our liquidity and results of operations.

The nature and extent of these discussions with customers regarding rescissions and denials is considered in making our overall assessment of the impact of rescissions and denials on our estimate of reserve, which we update quarterly. We believe the sensitivities and uncertainties surrounding our overall reserve estimation process are adequately disclosed in our financial statements.

For a discussion of how such disagreements affect our estimation process, please see our responses to comment 5, bullets 1 through 4 above.

Notes to Consolidated Financial Statements

7. Investments, page 217

6.	Please revise your note disclosure to state the name of each person in which the total amount invested in the person and its affiliates exceeds 10% of your total stockholders’ equity. Separately disclose the name and aggregate amount invested as recorded in your Consolidated Balance Sheets. Refer to note (6) Rule 7-03(a)(1) of Regulation S-X.

Response: At December 31, 2009, the only investments in any person and its affiliates that exceeded 10% of our total stockholders’ equity were in high-quality money market funds (rated Aaa

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 10

by Moody’s), consisting of well diversified short-term corporate and government obligations. These funds and amounts were:

Market Value
Northern Institutional Diversified Assets Portfolio (1)	$646,275,416
Fidelity Institutional Prime Money Market Portfolio	286,234,418

(1)	Includes $131,760,000 invested in Northern Institutional Prime Obligations Portfolio, an affiliate of Northern Institutional Diversified Assets Portfolio.

In future filings, we will include the information required by note (6) to Rule 7-03(a)(1) of Regulation S-X. 10. Losses and LAE, page 227

7.

Please revise your disclosure in footnote two to your Mortgage Insurance table on page 227, to separately quantify the change in the current year and prior years losses and LAE incurred related to rescissions and claim denials and terminations. Please also address this comment in your Form 10-Q for the quarterly period ended September 30, 2010 and revise your tabular disclosure included in Note 8 to separately quantify your losses and LAE incurred and your paid claims in current prior years.

Response:

The information presented in our Mortgage Insurance table on page 227 of our 2009 Form 10-K was developed in accordance with the guidance in ASC Section 944-40-50, Financial Services – Insurance – Claim Costs and Liabilities for Future Policy Benefits – Disclosure Paragraph 50-3. Accordingly, because our change in incurred losses recognized in the income statement in 2009 attributable to insured events in prior years was significant, we described, as required, the reasons for this change, which was related primarily to the impact of our rescission and denial estimates on our default to claim rates. Because this disclosure is comparative, the primary drivers of the incurred losses attributable to prior year insured events will vary from year to year, and, therefore, we do not believe it meaningful to change the table based on this isolated driver of our 2009 results. We will continue to describe the reasons for changes in our incurred claims attributable to insured events in prior years in future filings. Additionally, we disclose in our Losses and LAE footnote on page 228 of our 2009 Form 10-K, and on page 42 of our

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 11

Form 10-Q for the Quarterly Period Ended September 30, 2010 the impact that our rescission and denial estimates have on our reserve for losses for each balance sheet period presented. We also disclose in our quarterly and annual footnote the estimates of our two key assumptions of our reserve for losses (default to claim rate and severity) for current and prior periods, along with the sensitivity of changes in the assumptions so that the change in estimate and its approximate impact to our reserves is apparent. We believe that these disclosures in our Losses and LAE footnote, taken as a whole, are informative and meaningful, and are in compliance with the governing standard cited above.

We will revise our Form 10-Q filings, beginning with our March 31, 2011 filing, to separately quantify our loss and LAE incurred and paid claims for current and prior years.

*            *             *            *

Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 18, 2011
Page 12

In connection with the response to the comment set forth above, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint

C. Robert Quint
Chief Financial Officer